OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA ADVANCING NEW COPPER-MOLYBDENUM

TARGET AT REDLICH

Vancouver, BC, Canada – September 29, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that it is evaluating a possible copper-molybdenum porphyry system on its Redlich property in Esmeralda County, Nevada.

Miranda's Redlich project is located within the Walker Lane structural domain, 55 miles west of Tonopah, Nevada. The property consists of 213 lode claims and covers 4,400 acres (1,782 hectares). Recent drilling focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz stockwork-hosted gold surrounding the high-grade veins.  The copper-molybdenum porphyry zone on the south end of the property represents a second target that is being currently evaluated.

The porphyry target was explored with core drilling by Molycorp, Bear Creek, and Amax, Inc. in the early 1960’s and Inspiration Development Company (“Inspiration”) in the early 1980s.  Miranda recently obtained portions of the Inspiration drill core. Miranda re-logged some of the core and submitted for assay a 40 ft (12.2 m) interval from 369 to 409 ft (112 to 125 m) from Inspiration drill hole RH-5.   This interval contains visible native copper, chalcopyrite, bornite and copper sulfates within a quartz monzonite intrusion that shows weak silicification and moderate phyllic alteration. Assays for this interval returned 1.33% copper.  Several historic drill holes show visible chalcopyrite and molybdenum within quartz veinlets and as fine grained disseminations.  Historic assays from Inspiration drill hole EDH-9 show 600 ft (183 m) of 624 ppm (0.062%) molybdenum from 1000 to 1700 ft (305 to 518 m). RH-5 and EDH-9 represent the best of 10 known historic holes drilled within the target area.  The remaining holes show weakly anomalous copper and molybdenum values, although not all holes were assayed for both metals.

The porphyry target is predominantly covered by gravel, although quartz monzonite with 200 to 400 ppm (0.02 – 0.04%) molybdenum in rock samples outcrops on its west side.

A company which holds geothermal rights that overlap the Redlich claims recently completed a test hole on the Redlich property within the area of the porphyry target. This hole went to 1940 ft (591 m).  Logging of drill cuttings by Miranda geologists show that the hole penetrated siliceous hornfels at the gravel-bedrock contact and stayed in this rock type until the hole was ended. Trace amounts of visible molybdenum and chalcopyrite in quartz veinlets occur within this hole, suggesting that contact metamorphosed sediments adjacent to the buried intrusive are also mineralized.  Miranda was supplied with 30-ft composite samples from this hole for logging and assaying. Anomalous assay results include 990 ft (302 m) of 545 ppm (0.055%) copper from 710 to 1700 ft (216 to 518 m) and 780 ft (238 m) of 161 ppm (0.016%) molybdenum from 710 to 1460 ft (216 to 445 m).  The anomalous intercepts showed moderate to strong chlorite that may represent a propylitic alteration suite.

Miranda is seeking a joint venture partner to advance either the epithermal gold vein or the copper-molybdenum porphyry target on this property.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., Newcrest Resources Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.